VIA EDGAR

Deborah O’ Neal, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust -- Request for Withdrawal of Certain Post-Effective Amendments to the Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-191019 and 811-22883)

Dear Ms. O’Neal:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ARK ETF Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”) relating to the registration of shares of the ARK Risk Mitigation ETF (the “Shares”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
16	1/24/19	485APOS	0001144204-19-002614
19	4/8/19	485BXT	0001144204-19-018566
20	5/7/19	485BXT	0001144204-19-024167
21	6/5/19	485BXT	0001144204-19-029824
22	7/3/19	485BXT	0001144204-19-033674

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Shares at this time. No Shares have been issued or sold, or will be issued or sold, in connection with the Amendments. This filing is not intended to amend, supersede, or affect any other filings relating to any other series of the Trust.

The Trust respectfully submits that withdrawal of the Amendments is consistent with the public interest and the protection of investors.

Should you have any questions or comments, please contact Allison Fumai at (212) 698-3526.

Sincerely,

/s/ Kellen Carter

Kellen Carter